

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2011

Via E-mail
Edward J. DiMaria
Senior Vice President-Chief Financial Officer
Bankrate, Inc.
11760 U.S. Highway One, Suite 200
North Palm Beach, Florida 33408

> **Re:** **Bankrate, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 6, 2011**
> **File No. 333-173550**

Dear Mr. DiMaria:

We have reviewed your supplemental correspondence letter submitted June 10, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Use of Proceeds, page 35

1. We note your response to comment one in our letter dated June 9, 2011. Tell us what consideration you gave to accounting for the fees related to the Material Event Investment Advisory Agreement as a dividend distribution. We refer you to SAB Topic 1.B.3.

Unaudited Pro form Condensed Consolidated Balance Sheet as of March 31, 2011, page 41

2. Given the material impact of the fees paid out related to the Material Event Investment Advisory Agreement, please revise footnote (n) to explicitly disclose the full amount of these expenses and a statement that they will be recognized in the statement of operations to give investors a full sense of their financial impact following the offering.

3.   We note in your response to comment five in our letter dated June 9, 2011 that the summary pro forma financial data and pro forma condensed consolidated financial statements do not give effect to the Exchange Offer. Please provide disclosure in the footnote stating the amount of costs and fees, if any, incurred or expected to be incurred in conjunction with the Exchange Offer that will be recognized in the statement of operations. We refer you to Rule 11-01(a)(8) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Benjamin M. Roth
       Wachtell, Lipton, Rosen & Katz